

December 5, 2024

Adel Al-Saleh
Chief Executive Officer
SES S.A.
Château de Betzdorf
L-6815 Betzdorf
Grand Duchy of Luxembourg

> **Re: SES S.A.**
> **Draft Registration Statement on Form S-4**
> **Submitted November 8, 2024**
> **CIK No. 0001347408**

Dear Adel Al-Saleh:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

Presentation of Financial and Other Information, page 2

1. When you update your registration statement to include the financial statements of SES and Intelsat for the year ended December 31, 2024, please ensure you include all the pro forma financial information required by Article 11 of Regulation S-X. Please also ensure your pro forma financial statements describe how you will account for the Contingent Value Rights (CVRs) and the authoritative accounting literature upon which you are relying. Disclose the methodology used to value the CVR's, the significant assumptions made, and the potential future impacts to your financial statements.

<u>Questions and Answers about the Acquisition and the Contingent Value Rights</u>
<u>Q: Is Intelsat shareholder approval required to consummate the Acquisition?, page 4</u>

2.   Clarify that although Intelsat shareholders are required to approve the Acquisition, Intelsat is not subject to the federal proxy rules or a public reporting company, so a shareholder's recourse against the company may be limited under the federal securities laws.

<u>Q: What are the CVRs?, page 5</u>

3.   Rather than just relying upon a cross reference, please include a brief Plain English description of what the CVRs are intended to represent.

<u>Risks related to the Transactions, page 16</u>

4.   Include a risk factor highlighting the fact that although the receipt of the CVRs are contingent upon the Liquidation occurring, Intelsat is not an issuer in this transaction, so a shareholder's rights under the federal securities laws relating to the Acquisition, issuance of the CVRs and Liquidation against Intelsat or its management and directors will be limited.

<u>Risk Factors</u>
<u>SES relies on a limited number of launch providers to launch its satellites, page 34</u>

5.   You indicate in this and the following risk factor that you are dependent upon a limited number of launch providers and a small number of satellite manufacturers. To the extent you are substantially dependent on any providers or manufacturers, please disclose the material terms of your agreements with them and file the agreements as exhibits to your registration statement. Refer to Item 21 of Form F-4 and Item 601(b)(10)(ii) of Regulation S-K.

<u>Risks Relating to Intelsat's Business, page 46</u>

6.   Clarify why you have included separate risk factors relating to Intelsat's business. The value of the securities being offered are tied to possible sales of spectrum by SES in the future, not to any monetization of spectrum by Intelsat. If retained following the addition of clarifying language, consider whether any of these risks are significant enough to warrant separate risk factors. Refer to Item 3 of Form F-4 and Item 105 of Regulation S-K.

<u>About the Acquisition</u>
<u>Overview / Background of the Transactions, page 49</u>

7.   We note that Intelsat's board of directors received a fairness opinion from its financial advisor in connection with the transactions. Please provide the information called for by Item 1015(b) of Regulation M-A and file the opinion as an exhibit. Refer to Items 4(b) and 21(c) of Form F-4.

<u>SES's Reasons for the Transactions, page 54</u>

8.   You indicate in this section that in approving the merger with Intelsat, "the SES Board considered the strategic alternatives available to SES in the United States,

Luxembourg and globally." Please revise your discussion to identify the strategic alternatives considered by SES' board.

Intelsat - Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA
Note 1, page 142

9.   Revise your disclosures to clarify the amounts associated with expenses relating to Intelsat's employee retention incentive plans. Clarify the nature of these expenses and how they are not cash operating expenses necessary to run your business. Refer to question 100.01 of the Commission's Non-GAAP Compliance and Disclosure Interpretations

Note 2, page 143

10.   Revise your disclosures to quantify each adjustment included in "Non-recurring and non-cash items" and clarify how these are not cash operating expenses necessary to run your business. Tell us how you considered the guidance in question 100.01 of the Commission's Non-GAAP Compliance and Disclosure Interpretations, including that the Staff views an operating expense that occurs occasionally, including at irregular intervals, as recurring.

Security Ownership of Certain Beneficial Owners and Management of SES, page 155

11.   Please disclose the natural person(s) who have voting and/or investment control over the Class A shares held by Lazard Asset Management, David A. Tepper and ATLAS Infrastructure Partners (UK) Ltd.

Financial Statements of SES S.A.
Notes to Consolidated Financial Statements
Note 2 - Summary of Material Accounting Policies
Revenue Recognition, page F-26

12.   Your disclosure indicates that for contracts in which you sell multiple goods and services, you evaluate at contract inception whether the goods and services represent separate performance obligations. Please revise your disclosures to clarify the goods and services that are sold together, the factors you considered in determining whether they represent distinct performance obligations, and how you recognize revenue for each bundle of distinct goods and services identified. In your response, clarify how you considered the factors in paragraphs 27 through 30 of IFRS 15 in making this determination.

Deeply Subordinated Fixed Rate Resettable Securities (Perpetual Bond), page F-33

13.   Please revise your disclosures to clarify the circumstances under which coupon payments can be deferred and tell us how you considered IAS 32.AG6 in determining to classify these instruments as equity rather than liabilities. Clarify how you do not have a contractual obligation to make coupon payments. The same comment applies to the Hybrid Dual-tranche Bond Offering that was settled on September 12, 2024, as disclosed on page F-91. Please revise your disclosures to clarify the maturity dates,

redemption features and contractually required principal and interest payments relating to these bonds. Clarify how you will classify these instruments in your financial statements and the basis for this classification.

Note 11 - Earnings Per Share, page F-45

14.   Please disclose the numerator used in calculating basic and diluted earnings per share for each of your Class A and Class B shares and provide a reconciliation of these amounts to total profit or loss attributable to the parent for each period presented. Refer to paragraph 70 of IAS 33.

Note 35 - Subsequent Events
Intelsat Acquisition, page F-91

15.   You disclose that the transaction is fully supportive of SES's financial policy and is underpinned by expected total synergies equivalent to 85% of the total equity value of the transaction. Please further clarify this statement, including how you determined the assumptions used to calculate the expected synergies are reasonable and supportable such that inclusion of this forward looking information in your financial statements is appropriate.

Financial Statements of Intelsat S.A.
Notes to Consolidated Financial Statements
Note 1 - Background and Summary of Significant Accounting Policies
C-band Spectrum Clearing, page F-104

16.   Please further clarify how you determined to account for ARP receipts and reimbursable expenditures in accordance with ASC 610. In your response, clarify the specific non-financial assets that are being de-recognized, how you controlled them prior to entering into the agreement, and how control was transferred as a result of the agreement. Clarify the carrying value of the assets, if any, at the date of transfer. Please also clarify why the estimated reimbursement payments are included in the total transaction price. In this regard, it appears these reimbursements relate to costs you have capitalized as satellites and property and equipment that you continue to control and intend to use in your operations. Tell us how you considered accounting for the reimbursements as a reduction of the cost of these assets. Please also clarify why the reimbursements are included in income from operations while the gain on disposition of ARP rights is non-operating income.

Note 3 - Fresh Start Accounting
(d) Consolidated Balance Sheet, page F-119

17.   Your disclosures indicate that your fresh start accounting adjustments resulted in write downs of goodwill of $1,293 million and intangible assets of $1,245 million. Please tell us how you considered whether there were any impairment indicators present during the period you filed for bankruptcy and through the date the bankruptcy court approved the final plan. Describe the results of any quantitative tests performed and explain any differences between valuations used for these impairment tests and the amount determined for your reorganization value.

Note 4 - Revenue Recognition, page F-126

18.   Please clarify whether the services relating to your CA contracts are sold together with equipment and installation services and how you determined that each of these represents a distinct good or service. In your response, tell us how you considered all the factors in ASC 606-10-25-19 through 25-22, including whether you sell these goods and services separately. Revise your disclosures accordingly.

Note 8 - Goodwill and Intangibles
(b) Other Intangible Assets, page F-144

19.   Clarify how your Orbital Slot Rights were impacted by your C-band spectrum clearing and relocation activities and how you considered whether these activities resulted in impairment to these assets.

Signatures, page II-5

20.   The registration statement must be signed by your principal accounting officer or controller. Further, any person who occupies more than one of the specified offices, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form F-4, and revise.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology